UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

Northeast Utilities	Certificate pursuant to Rule
24 under the Public Utility Holding
Company Act of 1935

File No.  70-10315

(Public Utility Holding

Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-10315, Northeast Utilities (“NU”) hereby reports and certifies as follows:

(i)

On December 12, 2005, Northeast Utilities (“NU”) completed the issuance of 23,000,000 common shares in a public offering pursuant to an Underwriting Agreement dated December 6, 2005 between NU and Lehman Brothers Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters named therein.

The transaction referenced above was carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on October 20, 2005 in this file (HCAR 35-28048).

Submitted with this Certificate are a copy of the Underwriting Agreement and the “past tense" opinion of counsel.

Exhibits

Exhibit B-1

Underwriting Agreement dated December 6, 2005 between NU and the Underwriters named therein (Incorporated by reference to Exhibit 1 to Form 8-K filed December 12, 2005, File No. 1-5324).

Exhibit F-2

Past-Tense Opinion of Counsel

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Northeast Utilities

By: /s/ Randy A. Shoop Name: Randy A. Shoop Title: Vice President and Treasurer

Dated:

December 19, 2005